UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously announced, on April 28, 2025, the shareholders of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) approved all of the proposals brought before the special general meeting of shareholders of the Company, including, among other matters, the approval of an increase to the Company’s authorized share capital and amendment to the Company’s amended and restated articles of association accordingly (the “Amended Articles”), effective immediately. A copy of the Amended Articles is attached hereto as Exhibit 10.1.

This Form of Private Foreign Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-28503) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association of Jeffs’ Brands Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: May 15, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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